Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 2 to the Registration Statement on Form F-1 of Nexa Resources S.A. of our report dated August 10, 2017, except for the revision mentioned in note 2.1.1 and the common control transaction described in note 37(d), as to which the date is September 19, 2017 and except for the earnings per share calculation presented in note 36, the subsequent events regarding the Share premium payments and capital conversion described in note 37(f) and the name change described in note 37(g), as to which the date is October 09, 2017, relating to the financial statements, which appears in such Amendment No. 2 to the Registration Statement.  We also consent to the reference to us under the heading “Experts” in such Amendment No. 2 to the Registration Statement.

/s/ PricewaterhouseCoopers Auditores Independentes
Curitiba — Paraná - Brazil
October 16, 2017